Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278293

Prospectus Supplement No. 5

(To Prospectus dated April 5, 2024)

VinFast Auto Ltd.

5,100,000 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated April 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-278293). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt company (“Yorkville”), of up to 5,100,000 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”). The ordinary shares included in this prospectus consist of ordinary shares issuable to Yorkville upon the conversion of a certain convertible debenture (the “Convertible Debenture”) in an aggregate principal amount of $50,000,000 issued pursuant to a Securities Purchase Agreement that we entered into with Yorkville on December 29, 2023 (the “Yorkville Securities Purchase Agreement”). At any time on or after the Convertible Debenture is issued and remains outstanding, Yorkville is entitled to convert any portion of the outstanding and unpaid principal amount of the Convertible Debenture, together with any accrued but unpaid interest, into ordinary shares at a Conversion Price (as defined herein) of $10.00 per share in accordance with the terms thereof. See “Convertible Debenture” for a description of the Convertible Debenture and “Selling Securityholder” for additional information regarding Yorkville.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On July 3, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $4.20 per ordinary share and $0.4736 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 5, 2024

VinFast Announces Updates to its Board of Directors

Due to the voting results at VinFast Auto Ltd.’s (the “Company,” “our,” “we” or “VinFast”) annual general meeting held on June 27, 2024, and the departure of Ms. Pham Nguyen Anh Thu as a director, the following updates to the Company’s Board of Directors (“Board”) have been made:

•	Ms. Nguyen Thi Lan Anh has been elected as a new Board member; and

•	The Company’s compensation committee is now composed of Mr. Ling Chung Yee Roy as chair and Mr. Tham Chee Soon as member.

Ms. Pham Nguyen Anh Thu previously decided not to run for re-election, and her decision was not as a result of any disagreement with the Company relating to its operations, policies or practices. The Company would like to thank Ms. Pham Nguyen Anh Thu for her dedicated service to VinFast.

Legal Proceedings Update

On May 31, 2024, a putative shareholder filed a class action lawsuit against the Company, Le Thi Thu Thuy, Pham Nhat Vuong, David Mansfield, Nguyen Thi Lan Anh, Ngan Wan Sing Winston, Ling Chung Yee Roy, Pham Nguyen Anh Thu and Nguyen Thi Van Trinh (collectively, the “Class Action Defendants”) (Qian v. VinFast Auto Ltd., et al., 1:24-cv-03956 (E.D.N.Y.)). Plaintiffs allege that the Class Action Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The Plaintiffs allege that the Class Action Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act, and seek damages on behalf of investors who purchased in or traceable to the Company’s public listing and/or during the proposed class period. The allegations asserted in this lawsuit are substantively similar to the allegations in another pending case that we previously disclosed (Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)). Currently, the results of litigation and claims and likelihood of any material adverse impact on our consolidated results of operations, cash flows or our financial position cannot be predicted with certainty.